Gold Intersected at Atna’s Clover Project

Vancouver, B.C. (February 20, 2008). Atna (TSX:ATN) has received assay results from reverse circulation drilling completed in late 2007 by Yamana Gold Inc. (TSX:YRI) (NYSE:AUY) on Atna’s Clover project, Elko County, Nevada.  Yamana intersected encouraging gold/silver mineralization including 35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006) and 25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007).  Yamana’s drilling followed up drill intersections reported by previous owners in the Clover Hill area of the property, which included intercepts of 32 feet grading 0.76 oz/ton gold (including 2.5 feet grading 8.27 oz/ton gold and 6.69 oz/ton silver), 5 feet grading 0.87 oz/ton gold, and 5 feet grading 0.55 oz/ton gold.

Yamana completed seven (7) drill holes totaling 5,320 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization.  Yamana is expected to resume drilling in the spring, when weather permits.

The Clover project is a low-sulphidation, vein-hosted, epithermal gold prospect located adjacent to the Midas trough within the Northern Nevada Rift.  Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine, which is in a similar package of volcanic rocks adjacent to the Midas trough 10 miles further east.  Additional targets to be tested on the property include a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (30.9 g/t) gold bearing float located 1 – 1.5 miles north of the newly reported Yamana drill results.

The following table summarizes significant results from the Yamana/Clover drill program:

Drill hole	From (feet)	To (feet)	Length (feet)*	oz/ton Au	oz/ton Ag
CV001	810	815	5	0.004	1.58
and	850	860	10	0.002	1.52
CV004	550	560	10	0.031	0.08
CV005	440	470	30	0.031	0.05
including	465	470	5	0.110	0.22
CV006	590	660	70	0.190	0.31
including	590	625	35	0.321	0.54
including	600	605	5	1.581	0.81
CV007	415	575	160	0.012	1.43
including	415	485	70	0.014	3.19
or	415	440	25	0.031	7.97

*Intercept lengths do not represent true widths of the mineralized zones. Insufficient information currently exists in the areas of the mineralized intercepts to determine accurately the true widths.

Atna’s President and CEO, David Watkins, is excited about the results stating, “Yamana’s exploration drill results confirm potential for the discovery of bonanza-grade vein systems at Clover.  We look forward to additional results when Yamana’s field activities resume in the spring.”

Yamana may earn a 51% interest in the Clover property by incurring exploration expenditures of US$3,300,000 and making payments to Atna totaling $635,000 before June 19, 2010.  Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project.

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas

All assay data from the Yamana drill holes were completed by ALS Chemex and ISO certified analytical laboratory.  Assays were completed by standard fire assay methods and Atomic Absorption finish for both gold and silver with over limit assays being re-assayed by standard fire assay with a gravimetric finish.  Yamana and ALS Chemex have rigorous QA and QC protocols in place to insure the quality of the analytical data reported in this press release.  This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist
Tel: (604) 684-2285, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company's current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.